Exhibit 99.1

Exhibit 99.1 GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 Quarterly Activities Report and Appendix 4C of the ASX Listing Rules for the quarter ended 30 September 2017 genetic technologies

Quarterly Activities Report
for the quarter ended **30 September 2017**

HIGHLIGHTS

- Launched a three month promotional campaign leading up to and throughout October Breast Cancer Awareness Month
- BREVAGen*plus* commercial program to transition to an ecommerce based solution
- Ohio State University Review Board Approval granted; patient recruitment for the collaborative clinical research study due to commence 1 November
- Initiated a comprehensive strategic review to explore possible strategic alternative opportunities
- Maintained strong cash position with $8.7M in cash

Melbourne, Australia, 30 October 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company"), a molecular diagnostics company focused on cancer risk assessment, and provider of BREVAGen*plus*®, a first-in-class, clinically validated risk assessment test for non-hereditary breast cancer, is pleased to provide its Quarterly Activities Report for the period ending 30 September 2017, together with the attached Appendix 4C.

Commercial and Financial Snapshot

Test samples received for the quarter were 115, compared to 125 in the previous quarter (Q4 FY17), excluding the 140 tests issued to the Ohio State University, in Q4 FY17, as part of the investigator initiated research Agreement.

Total cash receipts from customers during the quarter ended 30 September 2017 were $179k, compared to $147k in the previous quarter.

Operational cash spend for the quarter was $2.3M, being $0.4M higher than the previous June quarter. The forecast spend for Q2 is $1.4M and $6.5M for the FY 2018, representing $1.3M less spend than the previous corresponding full year period of $7.8M, a 16% reduction in annual cash spend.

As at 30 September 2017, the Company had $8.7M in cash.

BREVAGen*plus* *Marketing Update*

October 2017 Breast Cancer Awareness Month promotion for BREVAGenplus

The Company launched a three month promotional campaign that commenced on 1 August, in conjunction with Breast Cancer Awareness Month which takes place throughout the month of October. As part of the initiative, the BREVAGen*plus* test will be offered at a special reduced price of USD 199.00 compared to its standard list price of USD 349.00.

Breast Cancer Awareness Month represents an important U.S. national program focused on raising awareness of the disease along with offering resources and support to help patients while providing the general public with preventative care education. The BREVAGen*plus* test is a valuable risk assessment tool which can serve as a key component to managing personal health and this campaign is a great opportunity to showcase the Company's new patient direct-pay program.

In April 2017, Genetic Technologies completed a commercial repositioning and repricing of BREVAGen*plus* whereby the Company transitioned from a traditional reimbursement system, through insurance providers, to a direct patient self-pay program. The initiative was implemented to better serve healthcare providers and patients by providing a streamlined, easy to use billing and payment system.

Transitioning to online commercial platform for BREVAGenplus

In August, the Company announced that it will transition the product's commercial program to an ecommerce based solution. Under the new program, the consumer will be able to initiate the testing by

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Quarterly Activities Report
for the quarter ended **30 September 2017**

accessing the Consumer Initiated Testing (CIT) platform via the Company's U.S. subsidiary, Phenogen Sciences, Inc. website, by visiting www.brevagenplus.com.

Since embarking on the commercial launch of BREVAGen*plus* the Company has been steadfast in exploring the optimal methodology to effectively market the product without comprising resources. Our recent shift to a patient self-pay program coupled with the on-going operational strategic review served as catalysts to transform the commercial program into a pure ecommerce system enabling us to manage in totality, a streamlined organisation that is conserving capital without comprising commercial activities.

CIT provides testing under the guidance and management of a remote physician using guideline driven protocols to ensure;

- A two-way patient physician relationship is established
- Appropriate informed consent is obtained
- Results are interpreted correctly
- Abnormal results are flagged responsibly and communicated in a way to drive action
- State guidelines are being met for the ordering of laboratory tests
- Next steps are provided and the individual is triaged to local care when called for

A CIT platform, complemented by direct to consumer advertising, can reach two primary audiences through various channels and mediums. First, the patient that qualifies for the product may be reached through multiple promotional publications and second, the healthcare provider that focuses on women's health and the administration of better breast health. The CIT strategy is currently used in the market by U.S. based laboratories with the patient having the ability of ordering the test through a user friendly platform that is authorised by a licensed healthcare provider. CIT offers the inclusion of a licensed healthcare provider, patient qualification and direct advertising channels to the targeted audiences.

Under the refined commercial program, the Company will continue to provide product consulting and educational resources to the physician and patient communities. A BREVAGen*plus* dedicated staff member will be available telephonically to address incoming product specification queries and provide counsel to parties interested in learning more about the test.

Addressing other commercial impediments

Historically, healthcare providers have been challenged with the implementation of cancer risk assessment tools including algorithmic models, BREVAGen*plus* has been no exception. The challenge primarily exists in the time necessary to implement a new test in an already time sensitive preventive patient examination visit.

It is with this in mind, that the Company's commercial efforts for BREVAGen*plus* will also be focused on creating an ease of product use protocol that, at a minimum, will maintain the efficiency of a healthcare provider's daily routine. Inherent in the go-forward marketing plan, are consultation tools for healthcare providers and patients to help alleviate time restraints associated with administering each test.

BREVAGen*plus* includes a medical management assessment that recommends medical risk reduction and lifestyle changes if a patient's results indicate high risk. Although a primary care provider may prescribe medical risk reduction, most primary care providers are requesting a referral site for patients that receive a high risk score test result. Whether breast surgeon, oncologist or breast centre, the referral site can properly examine and better consult the patient. The approval and acceptance of BREVAGen*plus* by the referral site represents the completion of the patient management model. With the referral site in place, the primary care provider is in a position to confidently recommend BREVAGen*plus* to their patient population that qualify, and refer all high risk patients to their preferred specialist.

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Quarterly Activities Report for the quarter ended 30 September 2017 Therefore, in addition to provider office practice efficiency, the Company is addressing the need for commitment from the high risk centres and specialists. Multiple high risk centres have already been updated on the benefits of BREVAGenplus and they in turn have expressed interest or committed to accepting high risk patient referrals from their respective primary care providers. Product Development Pipeline Update Colorectal cancer risk assessment test On the 29 November 2016, Genetic Technologies announced the signing of an exclusive worldwide license agreement with The University of Melbourne for the development of a novel colorectal cancer (CRC) risk assessment test. The core technology behind this test was developed by Professor Mark Jenkins and his research team at the University’s Centre for Epidemiology and Biostatistics. Results from preliminary modelling studies were first published online in Future Oncology on 1 February 2016, in a Paper entitled “Quantifying the utility of single nucleotide polymorphisms to guide colorectal cancer screening,”2016 Feb: 12(4), 503-13. This simulated case-control study of 1 million patients indicated that a panel of 45 known susceptibility SNPs can stratify the population into clinically useful CRC risk categories. A scientific validation study supporting this work has recently been completed by the University. The work program comprised a case-control study designed to confirm a previous modelling study which identified a panel of 45 SNPs with utility for colorectal cancer risk prediction. The results were very much as expected and confirms previously evaluated computer modelling data. Our initial timeline estimate for publication of the validation data was 6 months (announced on the 29 November 2016), based upon American Society of Clinical Oncology journals target turnaround times. On that basis, we estimated publication time to be around 60-90 days from submission. Unfortunately however, the present study has exceeded that turnaround time and the paper is still under review. As these timelines are a function of the peer-review process, they are outside of the Company’s control. Genetic Technologies will update the market further once the research findings have been published in the scientific literature and are available in the public domain. The Company is pleased however, to report that during the quarter, its colorectal risk assessment test collaborators within the Centre for Epidemiology and Biostatistics at The University of Melbourne, were awarded the University of Melbourne Award for Excellence in Team-Based Research Programs. The award recognises the multi-disciplinary research program (including the development collaboration with Genetic Technologies) led by Professor Mark Jenkins. The award provides an insight into the calibre of scientists that the Company is engaging with for late-stage translational research and SNP-based product development. More detail regarding colorectal cancer risk assessment test can be found in the Company’s announcement dated 29 November 2016. Investigator initiated research Agreement with The Ohio State University Genetic Technologies executed a clinical study Agreement on 15 June 2017, with The Ohio State University, Technology Commercialisation Office and Division of Human Genetics. This is an “investigator-initiated” study in which Genetic Technologies was approached to be the collaborating partner, reflecting the growing awareness of the Company’s expertise in SNP-based risk assessment. The terms and conditions of the Agreement are confidential however, the Company will supply novel SNP-based genotyping for a clinical research study, through its CLIA laboratory facility, on a fee for service basis. The Company will be responsible for the development and validation of the new assay, noting however, that the fundamental technology is similar to the BREVAGenplus test and will fit synergistically into the Company’s existing infrastructure and processes. 3

 Quarterly Activities Report for the quarter ended 30 September 2017 Ohio State University Review Board Approval for the project has been granted and recruitment of patients into the study is due to commence on 1st November 2017. The Company has commenced preliminary work on the Open-Array design and required algorithm development and all validation work is scheduled for completion in early November 2017. This collaborative study provides two tangible benefits for the Company: (i) engagement and collaboration with high profile cancer genetics researchers in the U.S. who are at the forefront of risk assessment research; and (ii) the resulting data can be used to inform the design of future pipeline products As with the exclusive worldwide license agreement with The University of Melbourne for the development of a novel colorectal cancer risk assessment test, this Agreement represents another milestone for the Company as it seeks to diversify its product pipeline and become a key player in the SNP-based cancer risk assessment landscape. Corporate Matters Comprehensive Review of Strategic Alternatives The Company announced on 25 August that it had initiated a strategic review. The comprehensive review is exploring a wide range of possible strategic alternatives that include a business combination or strategic merger, reverse merger, sale of the Company or its assets, in-licensing assets, an acquisition, or other transaction designed to maximise near and long-term value for the Company’s shareholders. The Company has retained Roth Capital Partners LLC to serve as a financial advisor in the process. The Company does not have a defined timeline for the exploration of these possible strategic alternatives and cannot provide any assurance whether or when a strategic alternative would be announced or consummated. NASDAQ Notice On 20 July 2017, the Company received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market, notifying the Company that its closing bid price has been below the minimum $US1.00 per share requirement for a period of 30 consecutive business days and that the Company has not met the minimum bid price requirement of $US1.00 per share for continued inclusion under Nasdaq Marketplace Listing Rules (the “Rules”). The Notice stated that in accordance with the Rules the Company has 180 calendar days, or until 15 January 2018, to regain compliance. To regain compliance with the minimum bid price requirement, the Company’s securities must meet or exceed the $US1.00 per share price for 10 consecutive business days. Importantly, this deficiency notice does not immediately affect the Company’s Nasdaq listing. If the Company does not regain compliance with the Rules by 15 January 2018, Nasdaq will determine whether the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement. If it meets the initial listing criteria and upon written notice of the Company of its intention to cure the deficiency, Nasdaq will notify the Company that it has been granted an additional 180 calendar days compliance period. If the Company is not eligible for an additional compliance period, Nasdaq will provide written confirmation that the Company’s securities will be delisted from The Nasdaq Capital Market. 4

 Quarterly Activities Report for the quarter ended 30 September 2017 The relevant Listing Rules are:- • 5550(a)(2) - bid price • 5810(c)(3)(A) - compliance period • 5810(b) - public disclosure • 5505 - Capital Market criteria These Rules only apply to the Company’s securities trading on The Nasdaq Capital Market and not the Company’s ordinary shares trading on the Australian Securities Exchange, the Company’s home exchange. Annual Report The Company published its Annual Report on 29 August 2017. The Annual Report is available on the Company’s website at www.gtglabs.com Signed on behalf of Genetic Technologies Limited /s/ Eutillio Buccilli Date: 30 October, 2017 Eutillio Buccilli Executive Director and Chief Executive Officer 5

 Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B +Rule 4.78 Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16 Name of entity GENETIC TECHNOLOGIES LIMITED ABN Quarter ended (“current quarter”) 17 009 212 328 30 SEPTEMBER 2017 Consolidated statement of cash flows Current quarter $A’000 Year to date (3 Months) $A’000 1. Cash flows from operating activities 1.1 Receipts from customers 179 179 1.2 Payments for (a) research and development (200) (200) (b) product manufacturing and operating costs (36) (36) (c) advertising and marketing (217) (217) (d) leased assets — — (e) staff costs (1,005) (1,005) (f) administration and corporate costs (813) (813) 1.3 Dividends received (see note 3) — — 1.4 Interest received 8 8 1.5 interest and other costs of finance paid — — 1.6 Income taxes paid — — 1.7 Government grants and tax incentives — — 1.8 Other (provide details if material) — — 1.9 Net cash from / (used in) operating activities (2,084) (2,084) 2. Cash flows from investing activities 2.1 Payments to acquire: (2) (2) (a) property, plant and equipment — — (b) businesses (see item 10) — — (c) investments — — + See chapter 19 for defined terms 1 September 2016 1

 Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Consolidated statement of cash flows Current quarter $A’000 Year to date (3 Months) $A’000 (d) intellectual property — — (e) other non-current assets — — 2.2 Proceeds from disposal of: (a) property, plant and equipment — — (b) businesses (see item 10) — — (c) investments — — (d) intellectual property — — (e) other non-current assets — — 2.3 Cash flows from loans to other entities — — 2.4 Dividends received (see note 3) — — 2.5 Other (provide details if material) — — 2.6 Net cash from / (used in) investing activities (2) (2) 3. Cash flows from financing activities 3.1 Proceeds from issues of shares — — 3.2 Proceeds from issue of convertible notes — — 3.3 Proceeds from exercise of share options — — 3.4 Transaction costs related to issues of shares, convertible notes or options — — 3.5 Proceeds from borrowings — — 3.6 Repayment of borrowings — — 3.7 Transaction costs related to loans and borrowings — — 3.8 Dividends paid — — 3.9 Other (provide details if material) — — 3.10 Net cash from / (used in) financing activities — — 4. Net increase / (decrease) in cash and cash equivalents for the period 4.1 Cash and cash equivalents at beginning of quarter/year to date 10,988 10,988 4.2 Net cash from / (used in) operating activities (item 1.9 above) (2,084) (2,084) 4.3 Net cash from / (used in) investing activities (item 2.6 above) (2) (2) 4.4 Net cash from / (used in) financing activities (item 3.10 above) + See chapter 19 for defined terms 1 September 2016 2

 Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Consolidated statement of cash flows Current quarter $A’000 Year to date (3 Months) $A’000 4.5 Effect of movement in exchange rates on cash held (159) (159) 4.6 Cash and cash equivalents at end of quarter 8,743 8,743 Current quarter $A’000 Previous quarter $A'000 5. Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts 5.1 Bank balances 8,743 10,988 5.2 Call deposits — — 5.3 Bank overdrafts — — 5.4 Other (provide details) — — 5.5 Cash and cash equivalents at end of quarter (should equal item 4.6 above) 8,743 10,988 Current quarter $A’000 6. Payments to directors of the entity and their associates 6.1 Aggregate amount of payments to these parties included in item 1.2 196 6.2 Aggregate amount of cash flow from loans to these parties included in item 2.3 — 6.3 Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2 The amount included at Items 6.1 & 6.2 include $196,112 paid to Directors during the quarter in respect of fees and superannuation as well as a bonus paid to the executive director (CEO). Current quarter $A’000 7. Payments to related entities of the entity and their associates 7.1 Aggregate amount of payments to these parties included in item 1.2 — 7.2 Aggregate amount of cash flow from loans to these parties included in item 2.3 — 7.3 Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2 + See chapter 19 for defined terms 1 September 2016 1

 Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Total facility amount at quarter end $A'000 Amount drawn at quarter end $A'000 8. Financing facilities available Add notes as necessary for an understanding of the position 8.1 Loan facilities — — 8.2 Credit standby arrangements — — 8.3 Other (please specify) — Credit Card 303 9 8.4 Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well. Credit card facilities: 1. Secured - Bank of America, $153,000 facility with interest at 10.00% p.a. 2. Unsecured -National Australia Bank, $150,000 facility with interest at 12.65% p.a. $A’000 9. Estimated cash outflows for next quarter 9.1 Research and development 98 9.2 Product manufacturing and operating costs 18 9.3 Advertising and marketing 74 9.4 Leased assets 9.5 Staff costs 659 9.6 Administration and corporate costs 518 9.7 Other (provide details if material) — Plant & Equipment 10 9.8 Total estimated cash outflows 1,377 Acquisitions Disposals 10. Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above) 10.1 Name of entity — — 10.2 Place of incorporation or registration — — 10.3 Consideration for acquisition or disposal. — — 10.4 Total net assets — — 10.5 Nature of business — — + See chapter 19 for defined terms 1 September 2016 2

 Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Compliance statement 1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A. 2 This statement gives a true and fair view of the matters disclosed. Sign here: Date: 30 October 2017 Company secretary Print name: Kevin Fischer Notes 1. The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report. 2. If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report. 3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity. + See chapter 19 for defined terms 1 September 2016 3